                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              CANNON EXPRESS, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                     137694
                                 (CUSIP Number)


                                 Mr. Bruce Jones
                                    President
                                   CFOex, Inc.
                    401 Henley Street, Suite 300 - Mezzanine
                           Knoxville, Tennessee 37902
                                 (866) 462-3639
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]





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                                  SCHEDULE 13D


CUSIP No.   137694


----------- ----------------------------------------------------------------------------------------
   (1)      NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            CFOex, Inc.
----------- ----------------------------------------------------------------------------------------
   (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)   [ ]
                                                                                (b)   [X]
----------- ----------------------------------------------------------------------------------------
   (3)      SEC USE ONLY

----------- ----------------------------------------------------------------------------------------
   (4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
----------- ----------------------------------------------------------------------------------------
   (5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [X]

            Not applicable
----------- ----------------------------------------------------------------------------------------
   (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Tennessee
----------- ----------------------------------------------------------------------------------------
        NUMBER OF              (7)      SOLE VOTING POWER
         SHARES                         150,000
      BENEFICIALLY         ------------ ------------------------------------------------------------
      OWNED BY EACH            (8)      SHARED VOTING POWER
    REPORTING PERSON                    None
          WITH             ------------ ------------------------------------------------------------
                               (9)      SOLE DISPOSITIVE POWER
                                        150,000
                           ------------ ------------------------------------------------------------
                              (10)      SHARED DISPOSITIVE POWER
                                        None
-------------- -------------------------------------------------------------------------------------
    (11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               150,000
-------------- -------------------------------------------------------------------------------------
    (12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS) [ ]

               Not applicable
-------------- -------------------------------------------------------------------------------------
    (13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.47%
-------------- -------------------------------------------------------------------------------------
    (14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
-------------- -------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   137694

----------- ------------------------------------------------------------------------------------------
   (1)      NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bruce Jones
----------- ------------------------------------------------------------------------------------------
   (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)        (a)   [ ]
                                                                                       (b)   [X]
----------- ------------------------------------------------------------------------------------------
   (3)      SEC USE ONLY

----------- ------------------------------------------------------------------------------------------
   (4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
----------- ------------------------------------------------------------------------------------------
   (5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [X]

            Not applicable
----------- ------------------------------------------------------------------------------------------
   (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Tennessee
----------- ------------------------------------------------------------------------------------------
        NUMBER OF              (7)      SOLE VOTING POWER
         SHARES                         600,000
      BENEFICIALLY         ------------ --------------------------------------------------------------
      OWNED BY EACH            (8)      SHARED VOTING POWER
    REPORTING PERSON                    None
          WITH             ------------ --------------------------------------------------------------
                               (9)      SOLE DISPOSITIVE POWER
                                        600,000
                           ------------ --------------------------------------------------------------
                              (10)      SHARED DISPOSITIVE POWER
                                        None
-------------- ---------------------------------------------------------------------------------------
    (11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               600,000
-------------- ---------------------------------------------------------------------------------------
    (12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS) [ ]

               Not applicable
-------------- ---------------------------------------------------------------------------------------
    (13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               17.11%
-------------- ---------------------------------------------------------------------------------------
    (14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
-------------- ---------------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

              This statement relates to the common stock $.01 par value ("Common Stock") of Cannon Express, Inc. (the "Issuer" or "Cannon"). The CUSIP number of Cannon's single class of Common Stock is 137694. The executive offices of the Issuer were located at 1457 Robinson, P.O. Box 364, Springdale, Arkansas 72765.


ITEM 2.       IDENTITY AND BACKGROUND

         (a)      Name:   CFOex, Inc.

         (b)      Business address:   401 Henley Street, Suite 300 - Mezzanine,
                                      Knoxville, TN 37902

         (c)      Present Occupation:  Financial Advisory Services

         (d) CFOex, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) CFOex, Inc. was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: CFOex, Inc. is organized under the laws of the State of Tennessee.

         The executive officer and director of CFOex, Inc. is Bruce Jones.

         (a)      Name:  Bruce Jones

         (b) Business address: 401 Henley Street, Suite 300 - Mezzanine, Knoxville, TN 37902

         (c) Present Occupation: President and Chairman of the Board of CFOex, Inc.

         (d) Bruce Jones has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Bruce Jones was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  United States citizen


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The options to acquire 1,500,000 shares of Cannon Express, Inc. were acquired as partial consideration for the services of Mr. Jones in assisting Cannon Express in its efforts to improve its current financial position.

ITEM 4.       PURPOSE OF TRANSACTION

              The acquisition of the options to acquire the shares is part of the consideration from Cannon to CFOex, Inc. for services provided and to be provided by Mr. Jones. These services include retaining Mr. Jones and others from CFOex, Inc. as Cannon's crisis management team. Mr. Jones is working as CEO for Cannon to reduce cash consumption rates, to improve Cannon's liquidity, to develop and implement one and two-year financial plans, restructure Cannon's capital structure, and to conduct other actions designed to improve Cannon's liquidity and capital structure. Under the terms of the Option Agreements dated August 17, 2002 for a total of 1,500,000 shares and filed as Exhibits 3 through 6 on Schedule 13-D filed on November 21, 2002. On April 23, 2003, CFOex, Inc. assigned 450,000 stock options each to its employees, Bruce Jones, Calvin Turner, and James Schnoes.

              The options are not all immediately exercisable. Mr. Jones received 150,000 options with an exercise price of $.53, which are immediately exercisable. Mr. Jones received 150,000 options which are exercisable at a price of $.53, but only after the $0.01 per share par value common stock of Cannon has traded at a price of $1.00 per share for 10 consecutive days. Two additional options were received by Mr. Jones for 75,000 shares each, with an exercise price of $.53. Each of these options require the common stock to trade at a price of $2.00 and $3.00 per share, respectively, for 10 consecutive days before it can be exercised.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Mr. Jones owns an option allowing him to acquire 150,000 shares of Cannon's Common Stock (4.47% of the Common Stock outstanding as of April 22,
2002). This option is exercisable immediately. Mr. Jones also owns options for an additional 300,000 shares of Common Stock which are conditioned on the price performance of the Common Stock described in Item 4. If all of the prerequisites to exercise the options described above were met and the options were exercised, Mr. Jones would own 450,000 shares of Common Stock, or 12.31% of the outstanding shares.

              During the most recent sixty days, there were no transactions in the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Except with respect to the terms of the Agreements dated August 17 and July 23, 2002, and the four Option Agreements dated August 17, 2002, copies of which were previously filed as Exhibits 1 through 6 on November 21, 2002, there exist no contract arrangements, understandings or relationships, legal or otherwise, between Mr. Jones, and any other person with respect to any securities of Cannon Express, Inc., including but not limited to the transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS



              Exhibit No. 1    - Agreement dated July 23, 2002 previously filed
                                 on November 21, 2002.


              Exhibit No. 2    - Agreement dated August 17, 2002 previously
                                 filed on November 21, 2002.


              Exhibit No. 3    - Option Agreement dated August 17, 2002, for
                                 500,000 shares previously filed on
                                 November 21, 2002.


              Exhibit No. 4    - Option Agreement dated August 17, 2002, for
                                 500,000 shares previously filed on
                                 November 21, 2002.


              Exhibit No. 5    - Option Agreement dated August 17, 2002, for
                                 250,000 shares previously filed on
                                 November 21, 2002.


              Exhibit No. 6    - Option Agreement dated August 17, 2002, for
                                 250,000 shares previously filed on
                                 November 21, 2002.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: May 12, 2003
      ----------------------



Signature: /s/   Bruce Jones
           --------------------
           Bruce Jones



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